Exhibit 23.7

[H.J. GRUY AND ASSOCIATES, INC. LETTERHEAD]

CONSENT OF H.J. GRUY AND ASSOCIATES, INC.

We hereby consent to the use of the name H.J. Gruy and Associates, Inc. and of references to H.J. Gruy and Associates, Inc. and to inclusion of and reference to our report, or information contained therein, dated March 1, 2005, prepared for Chesapeake Energy Corporation in the Registration Statement on Form S-4 of Chesapeake Energy Corporation for the filing dated on or about April 18, 2006 and in the “Experts” section of the Registration Statement. We are unable to verify the accuracy of the reserves and discounted present worth values contained therein because our estimates of reserves and discounted present worth have been combined with estimates of reserves and present worth prepared by other petroleum consultants.

H.J. GRUY AND ASSOCIATES, INC.

By:	/s/ Sylvia Castilleja
Name:	Sylvia Castilleja, P.E.
Title:	Senior Vice President

April 17, 2006

Houston, TX